EXHIBIT 99.13

CONSENT OF SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

The undersigned hereby consents to the use of their name in connection with the following documents and reports, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Thompson Creek Metals Company Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information regarding the mineral resources of the Thompson Creek Mine;

2.

The technical report entitled “Technical Report on the Mineral Resources and Mineral Reserves of the Thompson Creek Molybdenum Mine, Central Idaho, U.S.A. prepared for Thompson Creek Metals Company Inc.”, dated October 30, 2007 (the “Thompson Creek Report”); and

3.

The annual information form of the Company dated March 27, 2009, which includes reference to my name in connection with information relating to the Thompson Creek Mine, the Thompson Creek Report and the properties described therein.

SCOTT WILSON ROSCOE POSTLE
ASSOCIATES INC.

Date: March 31, 2009

/s/ William E. Roscoe By: William E. Roscoe, Ph.D., P. Eng. Title: Consulting Geologist, Scott Wilson Roscoe Postle Associates Inc.